CHELSEA OIL & GAS LTD.

CHELSEA OIL & GAS LTD. ANNOUNCES FILING OF THIRD QUARTER 2014 FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Calgary, ALBERTA, (November 28, 2014) – Chelsea Oil & Gas Ltd. ("Chelsea") (OTCQB: COGLF) announces that it has filed its unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine month periods ended September 30, 2014 and 2013 and its related management's discussion and analysis with applicable Canadian securities regulatory authorities. Copies of these documents may be obtained through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

About Chelsea Oil & Gas Ltd.

Chelsea is an Australian focused exploration, development and production company operating mainly 100% working interest assets comprised of 5.2 million net acres of land onshore Queensland, Australia including 6 existing oil pools and 1 gas pool with independently evaluated reserves. Further, and potentially more significantly, the Company has one million net acres, also in Queensland, with world-class resource potential in an emerging unconventional play currently being evaluated by two super-majors who have committed to invest up to $A400 million in the next 3 years on immediately offsetting lands.

Chelsea is underpinned by circa 11 million gross (60,000 net) acres of royalty interest lands, including the Hornet discovery in the Cooper Basin. These interests currently generate cash flow which will increase as assets such as Hornet are developed, with no capital expenditures required to realize that revenue.

For further information contact:
Chelsea Oil & Gas Ltd.
+1 (403) 457-1959
info@chelseaoilandgas.com
www.chelseaoilandgas.com